

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2019

Torsten Kuenzlen
Chief Executive Officer
Sundial Growers Inc.
#200, 919 11 Avenue SW
Calgary, AB
Canada T2R 1P3

>   **Re: Sundial Growers Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted June 7, 2019**
>   **CIK No. 0001766600**

Dear Mr. Kuenzlen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Our Approach
Heal, page 4

1.   We note your response to comment 6 and your revised disclosure on page 5 that Pathway Rx submitted "provisional patent applications" for 18 cannabis strains and for a process to analyze molecular profiles of a particular disease or patient. Please provide a brief description of how a "provisional" patent application differs from a patent application here or in your Regulation section, and disclose where you have submitted these provisional

patent applications. In addition, we note your disclosure that Pathway Rx has developed cannabis strains "targeted towards symptoms associated with cancer, skin disorders, skin protection and rejuvenation, and inflammatory processes." Please disclose whether you or Pathway Rx have conducted preclinical studies of these strains, and, if material to your business, please revise your business section to describe these studies as well as the timeline of when you or Pathway Rx plan to submit any potential drug candidates to any regulatory body for approval. In this regard, we note your revised disclosure on page 2 that you intend to become a global leader in medical cannabis.

Acquisition of Interest in Pathway Rx, page 9

2.   We note your response to comment 9. Please provide quantitative information regarding the "percentage of net revenues received by the Company from the sale of certain of the licensed products or the use of certain of the licensed intellectual property" that you discuss in part (iii) of the second paragraph in the "Acquisition of Interest in Pathway Rx" section of your prospectus summary.

Business
Our Approach
Help, page 101

3.   We note your revised disclosure on page 102 that you intend to transition the Homestead Facility to hemp cultivation by the end of the third quarter of 2019 and that you plan to apply for licenses for the other facilities following the acquisition. However, on pages 110 to 111, you state that you are still evaluating the timing for transitioning the Clay Lake Facility and the Horseshoe Facility for the cultivation of hemp. Please revise your disclosure on pages 4 and 102 of your prospectus summary to clarify that you do not yet have a timetable for transitioning the Clay Lake Facility and the Horseshoe Facility for the cultivation of hemp.

Our Growth Strategies, page 104

4.   We note your response to comment 16. Please disclose an estimate of when you will have the capacity to export medical cannabis from Canada as well as the markets you intend to supply with medical cannabis. In addition, please disclose when you intend to apply for a license in the United Kingdom to produce medical cannabis and when you intend to begin to produce medical cannabis in the United Kingdom.

Our Brands and Products
Our Play Brands and Products, page 107

5.   We note your revised disclosure on page 108 in response to comment 17. Please disclose the types of cannabis plants you intend to use for your Help products, including the cannabinoid profile of these plants. In addition, please disclose the legal significance of the THC and CBD levels of these plants.

Regulation
Regulatory Framework in Canada
Drug Approval Process, page 117

6.   Please describe the steps necessary to obtain approval for a drug candidate. For example, describe the preclinical and clinical stages necessary for a company to complete before the drug may be marketed in Canada or in any other jurisdiction you plan on selling medical cannabis.

Certain Relationships and Related Party Transactions
Interests of Management and Others in Material Transactions, page 148

7.   We note your disclosure on page 149 that you are in the process of negotiating a new professional services agreement with AppColony Inc. Please tell us whether you plan to enter into this agreement prior to the effectiveness of your registration statement, and, if you do, please describe the material terms of the agreement and file it as an exhibit to your registration statement.

Sundial Growers, Inc.
Notes to the Interim Consolidated Financial Statements
15. Share-based compensation, page F-20

8.   You state on page F-20 that during the three months ended March 31, 2019 you granted 330,000 performance warrants whereas your disclosure on page II-3 states that you granted 25,000 performance warrants. Please reconcile the inconsistency within the filing.

Sundial Growers, Inc.
Consolidated Statements of Financial Position, page F-31

9.   Please refer to your response to our previous comment 22. Please tell us why you did not identify February 28, 2018 as restated.

Consolidated Statements of Cash Flows, page F-71

10.   Please revise the disclosure on page F-71 to separately disclose the change in fair value of biological assets and inventory as previously requested in prior comment number 24.

Torsten Kuenzlen
Sundial Growers Inc.
June 13, 2019
Page 4

You may contact Keira Nakada at 202-551-3659 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance